December 9, 2024

Shuang Wu
Chief Executive Officer
WORK Medical Technology Group LTD
Floor 23, No. 2 Tonghuinan Road
Xiaoshan District, Hangzhou City, Zhejiang Province
The People   s Republic of China

       Re: WORK Medical Technology Group LTD
           Draft Registration Statement on Form F-1
           Submitted December 2, 2024
           CIK No. 0001929783
Dear Shuang Wu:

       This is to advise you that we do not intend to review your registration statement.

        We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Nicholas O'Leary at 202-551-4451 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Industrial Applications and
                                                            Services
cc:   Ying Li, Esq.